The Kraft Heinz Foods Company
200 East Randolph Street, Suite 7600
Chicago, Illinois 60601
(847) 646-2000

VIA EDGAR AND EMAIL

July 7, 2017

H. Roger Schwall
Assistant Director, Office of Natural Resources
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	The Kraft Heinz Company
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 23, 2017
Definitive Proxy Statement on Schedule 14A
Filed March 3, 2017
File No. 1-37482

Dear Mr. Schwall:

Thank you for your June 22, 2017 letter (the “Comment Letter”), regarding the review by the staff of the Securities and Exchange Commission (the “Staff”) of The Kraft Heinz Company’s (“Kraft Heinz” or the “Company”) Definitive Proxy Statement on Schedule 14A filed on March 3, 2017 (the “Proxy Statement”). We have reviewed the Staff’s comment in response to the Company's May 17, 2017 response letter and have set forth our response below. For ease of reference, the text of the comment is reproduced in italics immediately preceding our response.

1. We note your proposed disclosure in response to prior comment 1 indicates that the business performance component multiplier is based on achievement of organic change in Adjusted EBITDA between threshold and maximum levels. Please disclose such threshold and maximum levels in addition to target and actual levels. We also note your proposed disclosure states that the individual performance component is based on multiple quantitative and project metrics called Key Performance Indicators and that [n]one of the individual KPIs are material to understanding how the bonus program operated. As your Definitive Proxy Statement on Schedule 14A indicates that each named executive officer had four or five performance goals, or MBOs, that are evaluated through at least eight KPIs, please disclose the MBOs for each executive officer and such officer’s performance relative to each MBO. Refer to Item 402(b)(vii) of Regulation S-K.

Response:
The Company notes the Staff’s comment and has considered the requirements of Item 402(b)(2)(vii) of Regulation S-K and related interpretations. While the Company believes that the current presentation of executive compensation in the Proxy Statement provides all material information necessary to understand the Company’s executive compensation program, we acknowledge the Staff’s comment above and have disclosed below the threshold and maximum levels as well as the MBOs for each executive officer and such officer's performance relative to each MBO goal. As discussed in the Proxy Statement, our Performance Bonus Plan (“PBP”) provides each participant with an opportunity to earn a cash bonus based on (a) the Company’s (or a particular business zone’s or unit’s) financial performance, which, in 2016 was based on year-over-year organic change in EBITDA for the period and (b) the participant’s performance against his or her Management by Objectives (“MBOs”). The following table shows the 2016 global and zone results as applicable.

Performance Metric	Hurdle	Target	Maximum	Actual	% of Target
Organic Change in Global EBITDA	11.8%	16.3%	20.9%	19.2%	119.2%
Organic Change in APAC EBITDA	(1.0)%	5.4%	11.9%	1.3%	80.6%

Each named executive officer has an MBO comprised of 4-5 goals or objectives. For each goal, there are one or more “Key Performance Indicators,” or KPIs. KPIs are the quantitative or qualitative metrics used to track achievement of the goal. We have set forth below a summary of the 2016 MBO goals for each of the named executive officers and the overall performance ascribed by the Committee for each named executive officer based on his performance. As stated in the Proxy Statement, none of the individual KPIs are material to understanding how the bonus program operated.

Bernardo Hees: Mr. Hees had five MBO goals. These were: (i) “Delivering Kraft Heinz Financial Results”, which was evaluated based on Kraft Heinz’s financial performance, (ii) “Ensuring Service Level and Product Quality”, which was evaluated based on year-on-year quality improvement, (iii) “Increasing Market Share and Developing R&D Pipeline”, which was evaluated based on market share and new product development, (iv) “Delivering New Projects to Sustain Business”, which was evaluated based on business expansion and project specific goals and (v) “Developing People”, which was evaluated based on talent retention. Based on Mr. Hees’s performance, he was given an overall performance score of 91.6%.

Paulo Basilio: Mr. Basilio had four MBO goals. These were (i) “Delivering Kraft Heinz Financial Results”, which was evaluated based on Kraft Heinz’s financial performance, (ii) “Revenue Management”, which was evaluated based on revenue management efficiency assessment, design and execution, (iii) “Compliance and Minimizing Financial Risk”, which was evaluated based on the management of financial risk arising from Kraft Heinz’s operations and risk management project specific goals and (iv) “Delivering New Projects to Sustain Business”, which was evaluated based on integration and project specific goals. Based on Mr. Basilio’s performance, he was given an overall performance score of 95.0%.

Eduardo Pelleissone: Mr. Pelleissone had four MBO goals. These were (i) “Delivering Kraft Heinz Supply Chain Financial Results”, which was evaluated based on achievement of efficiencies and results within the Kraft Heinz supply chain, (ii) “Ensuring Food Safety and Product Quality, and Improve Service Levels”, which was evaluated based on quality improvement and efficiency of order fulfillment, (iii) “Delivering New Projects to Sustain Business”, which was evaluated based on project specific goals related to efficiently manufacturing and delivering Kraft Heinz’s products and (iv) “Developing People and Increasing Employee Safety”, which was evaluated based on Kraft Heinz’s manufacturing excellence objectives. Based on Mr. Pelleissone’s performance, he was given an overall performance score of 99.0%.

Marcos Romaneiro: Mr. Romaneiro had four MBO goals. These were (i) “Delivering Kraft Heinz APAC Financial Results”, which was evaluated based on zone financial performance, (ii) “Market Share and R&D Pipeline”, which was evaluated based on market share and new product development in the APAC zone, (iii) “Delivering New Projects to Sustain Business”, which was evaluated based on business expansion in the APAC zone, and (iv) “Developing People, Service Level and Quality”, which was evaluated based on talent retention, efficiently manufacturing and delivering Kraft Heinz’s products, and quality improvement in the APAC zone. Based on Mr. Romaneiro’s performance, he was given an overall performance score of 85.0%.

As discussed in the Proxy Statement, Mr. Zoghbi received a Special Incentive Bonus, which was established pursuant to the 2015 Offer Letter between Mr. Zoghbi and Kraft Heinz entered into following the 2015 Merger (as defined in the Proxy Statement). Mr. Zoghbi received a full payment of the Special Incentive Bonus in connection with achievement of the following performance metrics: (i) net cost savings from the 2016 fiscal year Company budget; (ii) sales growth and (iii) innovation.

We appreciate the opportunity to respond to the staff’s comment letter and look forward to resolving any concerns the staff might have. Should the staff require any additional information, please contact the undersigned or Christopher Anderson, Assistant Corporate Secretary at (847) 646-2000.

Sincerely,
/s/ Paulo Basilio
Paulo Basilio
Executive Vice President and Chief Financial Officer

cc:	Christopher Anderson
James Savina
Melissa Werneck
Karina Dorin, Attorney-Advisor
Anuja A. Majmudar, Attorney-Advisor

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